Exhibit 99.1

TransAlta Reports Fourth Quarter and Full Year 2016 Results

CALGARY, March 3, 2017 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) today reported its fourth quarter and full year 2016 financial results.  Comparable EBITDA(1) for the fourth quarter 2016 was $374 million compared to $268 million during the same period last year. Comparable FFO(1) for the quarter was $228 million, or $0.79 per share, compared to $243 million, or $0.86 per share, during the same period last year. The Keephills 1 Force Majeure (the "K1 FM") adjustments to our provisions had no impact on FFO.

Comparable EBITDA for the full year ending December 31, 2016 totaled $1,145 million, an increase of $200 million compared to 2015. Comparable FFO for the full year ending December 31, 2016 was $763 million compared to $740 million in 2015 and in-line with the guidance range for the year of $755 to $835 million.

Improved results in 2016 are a result of full year contributions from renewable assets acquired in the second half of 2015, solid performance from our gas and renewable portfolios, cost reduction initiatives across the fleet implemented in 2015, and the reversal of our provision relating to the K1 FM in 2013. Our highly contracted profile and hedging strategy mitigated the impact of lower prices during the year in Alberta; however, unfavourable market conditions in the Pacific Northwest negatively impacted the contribution from our US coal segment.

"We landed a solid year despite record low power prices in Alberta and the Pacific Northwest," said Dawn Farrell, President and Chief Executive Officer. "Highlights for year include landing the coal transition agreement, meeting our 2016 guidance, and furthering the repositioning of our capital structure," commented Mrs. Farrell.

As at December 31, 2016, total debt, net of cash, totaled $4.1 billion compared to $4.4 billion at December 31, 2015. The decrease is primarily due to debt paid down using the proceeds received from the sale to TransAlta Renewables of economic interests in the Canadian Assets (as defined below) completed in January 2016, free cash flows generated by the business, and the strengthening of the Canadian dollar. Over the next four years, we have approximately $2.2 billion of recourse and non-recourse debt maturing. We expect to refinance some of these upcoming debt maturities over the next 18-months by raising $700 million to $900 million of debt secured by our contracted cash flows. We have access to approximately $1.7 billion in liquidity at the end of the year and we expect to continue our de-leveraging strategy with a portion of our free cash flow over the next four years being allocated to debt reduction.

Comparable net earnings attributable to common shareholders for the full year ending December 31, 2016 was $34 million ($0.12 net earnings per share) compared to comparable net loss of $48 million ($0.17 net loss per share) in 2015. The year-over-year improvements primarily relate to contributions from assets we acquired last year, solid performance from the renewable asset portfolio, cost reduction initiatives and the reversal of our provision for the K1 FM. Reported net earnings attributable to common shareholders was $117 million ($0.41 net earnings per share) compared to net loss of $24 million ($0.09 net loss per share) in 2015. Comparable net earnings and reported net earnings for the three months ending December 31, 2016 were $53 million and $61 million, respectively as compared to $3 million and a net loss $7 million in same period in 2015.

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(1)	These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Comparable Funds from Operations and Comparable Free Cash Flow and Earnings and Other Measures on a Comparable Basis sections of the Company's MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

2017 Outlook

The following table outlines TransAlta's financial outlook for 2017 which was released on December 19, 2016:

Measure	Target
Comparable EBITDA(1)	$1,025 million to $1,135 million
Comparable FFO(1)	$765 million to $855 million
Sustaining Capital	$260 million to $280 million
Comparable FCF(1)	$300 million to $365 million
Fleet Availability	88% to 90%
Coal Availability	86% to 88%

2017 Key Priorities

In addition to meeting the financial targets set out in the 2017 Outlook, other priorities in 2017 include:

•	Working collaboratively with the Government of Alberta on advancing our investment in Brazeau, contributing to the design of a new capacity market, and establishing terms and conditions to convert coal plants to gas;
•	Commissioning South Hedland;
•	Growing our renewables platform through RFP's in Saskatchewan, Alberta and Australia;
•	Continuing to execute our financing strategy to further strengthen the balance sheet; and
•	Continuing to lead in safety and environment performance.
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(1)	These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Comparable Funds from Operations and Comparable Free Cash Flow and Earnings and Other Measures on a Comparable Basis sections of the Company's MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

2016 Strategic Accomplishments

In addition to delivering solid financial results in-line with our guidance, we accomplished the following:

•	Entered into an off-coal agreement with the Government of Alberta for the cessation of coal-fired emissions at our Alberta coal facilities. Under the terms of the off-coal agreement, we will receive transition payments of approximately $37.4 million (our net share) from 2017 to 2030 for a total amount of approximately $524 million.
•	Entered into a memorandum of understanding with the Government of Alberta to collaborate and co-operate in the development of a policy framework to facilitate coal-to-gas conversions and renewable electricity development, and ensure existing generation is able to effectively participate in a future capacity market.
•	Signed a new contract for our Mississauga cogeneration facility effective January 1, 2017, with Ontario's Independent Electricity System Operator ("IESO") and terminated our existing contract early. The new contract, which expires in December 2018, provides us with monthly payments totaling approximately $209 million over the term of the contract with no delivery obligations. The new contract will allow us to reduce operational costs for this facility while retaining flexibility to operate the facility should economic conditions permit.
•	Completed the sale to TransAlta Renewables Inc. ("TransAlta Renewables") of an economic interest in the Sarnia cogeneration facility and two renewable energy facilities (collectively, the "Canadian Assets") for aggregate proceeds valued at $540 million. Cash proceeds of this transaction were $173 million. We also received 15.6 million common shares of TransAlta Renewables and a $215 million convertible debenture. Proceeds were used to reduce TransAlta's indebtedness. In November 2016, the economic interest was converted to direct ownership of the Canadian Assets by TransAlta Renewables.
•	Repositioned our capital structure through two non-recourse bond issuances in 2016, through our subsidiaries, New Richmond Wind L.P. and TAPC Holdings L.P., in the amounts of $159 million and $202.5 million, respectively. These financings have aligned debt maturities with the contracted cash flows of the underlying assets.
•	Announced the sale of our 51 per cent interest in the 88 MW Wintering Hills non-contracted wind facility, located in Alberta, for approximately $61 million in early 2017. The sale provides us with near-term liquidity, increases our financial flexibility, and reduces our merchant exposure in Alberta.
•	Continued to advance the construction of the South Hedland power project. We expect the project to be delivered on schedule and on budget in mid-2017.
•	Announced a reduction of our dividend to $0.16 per common share on an annualized basis from $0.72 previously. As a result, our annual dividend is approximately $46 million, down from $205 million, thereby increasing our financial flexibility.

Fourth Quarter and Full Year Segmented Review

Comparable EBITDA (in CAD$ millions)	3 Months Ended		Year Ended
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Canadian Coal	178	67	473	334
U.S. Coal	14	22	41	63
Canadian Gas	70	57	244	212
Australian Gas	32	34	128	122
Wind and Solar	66	65	195	176
Hydro	20	19	82	73
Energy Marketing	13	26	52	37
Corporate	(19)	(22)	(70)	(72)
Total Comparable EBITDA	374	268	1,145	945

•	Canadian Coal: Comparable EBITDA for the year ended Dec. 31, 2016 increased $139 million compared to 2015, primarily due to the reversal of the $80 million provision relating to the K1 FM in 2013. The year over year impact to comparable EBIDTA of this provision was $139 million, as last year's comparable EBITDA was reduced by $59 million due to this provision. Our high level of contracted generation and hedging strategy largely mitigated the impact of low power prices in Alberta. Comparable EBITDA was also positively impacted by a reduction in our operations, maintenance, and administration costs.
•	U.S. Coal: Comparable EBITDA decreased by $22 million compared to 2015 as a result of reduced margins due to lower prices and the unfavorable impact of mark-to-market on certain forward financial contracts that do not qualify for hedge accounting. This was partially offset by lower coal transportation costs and a reduction in our coal impairment charges.
•	Canadian Gas: Comparable EBITDA for 2016 increased by $32 million compared to 2015, as a result of a year-over-year change in unrealized mark-to-market on our gas position, cost efficiency initiatives, and favourable pricing in Ontario from our contracts for power and gas. The re-contracting of the Poplar Creek facility reduced our operations, maintenance and administration ("OM&A") costs by more than $9 million in 2016, compared to last year.
•	Australian Gas: Comparable EBITDA for the year increased by $6 million compared to 2015, mainly due to the addition of capacity payments for the gas conversion project at our Solomon gas plant that was completed in May 2016, as well as the uplift from our natural gas pipeline that was commissioned in March 2015. The change in value of the Australian dollar had limited impact on our comparable EBITDA in 2016.
•	Wind and Solar: Comparable EBITDA for 2016 increased $19 million compared to 2015, as assets acquired in the second half of 2015 contributed approximately $23 million to the increase. Lower merchant prices in Alberta and lower generation in Canada negatively impacted our EBITDA.
•	Hydro: Comparable EBITDA for 2016 increased $9 million compared to 2015. Higher generation contributed to higher revenues. Our financial contracts partially offset lower levels of revenues in the Alberta ancillary market. We also benefited from cost reduction initiatives implemented in late 2015.
•	Energy Marketing: Comparable EBITDA for 2016 from Energy Marketing increased $15 million compared to 2015, as a result of solid performance in all markets where we are active. During the second quarter of 2015, unexpectedly volatile markets in Alberta and the Pacific Northwest negatively impacted gross margin. Operating, maintenance, and administration costs increased $12 million to $24 million in 2016 compared to 2015, due to increases in share based incentive compensation and lower charges to other business segments for energy hedging and optimization services.
•	Corporate: Our Corporate overhead costs of $70 million were lower in 2016 compared to 2015 and 2014 ($72 million and $71 million, respectively), as we realized benefits of cost efficiency initiatives which were offset by reduced allocations to our business segments.

Consolidated Financial Review

Reported net earnings attributable to common shareholders was $117 million ($0.41 net earnings per share) compared to net loss of $24 million ($0.09 net loss per share) in 2015. Comparable net earnings attributable to common shareholders was $34 million ($0.12 net earnings per share), up from a comparable net loss of $48 million ($0.17 net loss per share) in 2015. The improvements year-over-year primarily relate to contributions from assets we acquired last year, solid performance from the renewable asset portfolio, and cost reduction initiatives. The K1 FM provision reversal also impacted 2016 net earnings favourably. Our reported net earnings attributable to common shareholders in 2016 were impacted positively by the re-contracting of the Mississauga cogeneration facility ($48 million(1)) and negatively by the Wintering Hills wind facility impairment ($21 million(1)). Changes in the fair value of de-designated and economic hedges at U.S. Coal also had a negative impact on our reported net earnings of $17 million(1,2) in 2016 (2015 – $38 million(1,2)). 2015's reported net loss also included the gain on the Poplar Creek restructuring ($192 million(1)), the cost of the settlement with the Market Surveillance Administrator (the "MSA") ($55 million(1)), and a $95 million income tax expense related to an internal reorganization. These items are not included in our comparable net earnings.

Total sustaining capital expenditures (including flood recovery capital) were $272 million, below the guidance range for 2016 of $330 million to $350 million and lower than $305 million incurred in 2015 as we were able to reschedule some capital expenditures including a large inspection of our gas generation units at Sarnia due to lower operating hours and our Ghost River diversion project.

Fourth Quarter and Year Ended 2016 Highlights

In $CAD millions, unless otherwise stated	3 Months Ended		Year Ended
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Adjusted availability (%)(3,4)	88.9%	88.4%	89.2%	89.0%
Production (GWh) (4)	10,624	11,107	38,157	40,673
Revenue	$717	$595	$2,397	$2,267
Comparable EBITDA	$374	$268	$1,145	$945
Reported Net Earnings (loss) attributable to common shareholders	$61	($7)	$117	($24)
Comparable Net Earnings (loss) attributable to common shareholders	$51	$3	$34	($48)
Comparable Funds from Operations	$228	$243	$763	$740
Cash Flow from Operating Activities	$122	$118	$744	$432
Comparable Free Cash Flow	$93	$174	$299	$315

Net Earnings (loss) per common share	$0.21	($0.02)	$0.41	($0.09)
Comparable Net Earnings (loss) per share	$0.18	$0.01	$0.12	($0.17)
Comparable Funds from Operations per share	$0.79	$0.86	$2.65	$2.64
Comparable Free Cash Flow per share	$0.32	$0.61	$1.04	$1.13
Dividends declared per common share	$0.08	$0.18	$0.20	$0.72

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(1)	Net of related income tax expense.
(2)	Hedge accounting could not be applied to certain contracts, and accordingly, the mark-to-market on these contracts impacted reporting earnings. The impacts of these mark-to-market fluctuations have been removed from revenues to arrive at comparable results, which reflect the economic nature of these contracts.
(3)	Availability and production includes all generating assets (generation operations and finance leases that we operate).
(4)	Adjusted for economic dispatching at U.S. Coal.

TransAlta is in the process of filing its Annual Information Form, Audited Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis. These documents will be available today on the Investors section of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com.

TransAlta is also in the process of filing its 40-F with the U.S. Securities and Exchange Commission. The form will be available through their website at www.sec.gov. Paper copies of all documents are available to shareholders free of charge upon request.

Conference call

We will hold a conference call and webcast at 9:00 a.m. MT (11:00 a.m. ET) today to discuss our fourth quarter and 2016 results.  The call will begin with a short address by Dawn Farrell, President and CEO, and Donald Tremblay, Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.  Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jaeson Jaman" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-888-231-8191
Outside of Canada & USA call: 1-647-427-7450

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/powering-investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 66068990 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta's focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada's Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward looking statements including, without limitation, statements pertaining to TransAlta's business and anticipated future financial performance; our expected strategies and opportunities; TransAlta's key priorities for 2017; expected comparable EBITDA, comparable FFO and comparable free cash flow ranges for 2017; expected sustaining capital expenditures for 2017; expected fleet and coal availability for 2017; the commissioning of South Hedland and the associated timing and costs thereof; expectations regarding governmental regulatory regimes and legislation and the expected impact of such regimes and regulations on the Company; the cost of complying with resulting regulations and laws; the refinancing our upcoming debt maturities over the next 18-months by raising $700 million to $900 million of debt secured by contracted cash flows and; expectations regarding our de-leveraging strategy, including applying a portion of our free cash flow over the next four years to reduce debt.  These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including assumptions regarding Alberta power prices, and the regulatory regimes and economic conditions relevant to the markets in which we operate. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; unplanned outages at generating facilities and the capital investments required; equipment failure and our ability to carry out repairs in a cost effective and timely manner; the effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion; negative impact to our credit ratings; legislative or regulatory developments and their impacts; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; general economic conditions in the geographic areas where TransAlta operates; impediments to the construction and commissioning of South Hedland; and disputes or claims involving TransAlta. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The financial outlook that is contained in this news release was approved March 2, 2017 and is being provided for the purpose of giving the reader information about management's current expectations and plans. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

SOURCE TransAlta Corporation

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For further information: Investor Inquiries: Jaeson Jaman, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 08:00e 03-MAR-17